

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Michael Clifton
Chief Financial Officer
Supernova Partners Acquisition Co II, Ltd.
4301 50th Street NW
Suite 300 PMB 1044
Washington, D.C. 20016

>   **Re: Supernova Partners Acquisition Co II, Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 20, 2021**
>   **File No. 333-260692**

Dear Mr. Clifton:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risks Related to Rigetti's Financial Condition and Status as an Early Stage Company, page 59

1.　Supplement your risk factor disclosure by acknowledging that Rigetti has in the past failed to meet its publicly announced timetables for technological advancement. For example, disclose that in 2018, Rigetti publicly announced plans to produce a quantum computer with 128 qubits within one year of such statement.

2.　Your disclosure here that the highest number of qubits Rigetti has deployed in a quantum computer is 40 qubits appears to conflict with other references in the prospectus and with public statements from Rigetti's management. For example, the disclosure on page 156 and assertions in recent filings made under Rule 425 suggest that Rigetti currently has an 80 qubit system. Please reconcile these statements in your next filing.

Critical Accounting Policies and Estimates, page 274

3.   We note your response to prior comment 35 that the majority of your development contracts are fixed fee arrangements. As such, please provide disclosure that addresses the potential negative impact to your profitability if you do not complete these fixed fee arrangements within budget and on time. In addition, please consider whether this possibility should be addressed in a risk factor disclosure.

Restatement to Previously Reported Financial Statement, page F-8

4.   We note that the company filed an Item 8.01 Form 8-K on March 10, 2021 that included an audited balance sheet dated March 4, 2021. We further note that the company has restated such balance sheet here on an unaudited basis. Please explain why the restated balance sheet was not subject to an audit.

General

5.   Revise throughout to reflect the $45 million additional PIPE commitment. Discuss how the parties negotiated these additional commitments at a premium to the previously announced PIPE.

        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Technology

cc: Om K. Pandya